UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940

Release No. 33161 / July 17, 2018

In the Matter of	:
	:
AXA EQUITABLE LIFE INSURANCE COMPANY	:
SEPARATE ACCOUNT A OF AXA EQUITABLE LIFE	:
INSURANCE COMPANY	:
AXA ADVISORS, LLC	:
AXA DISTRIBUTORS, LLC	:
1290 Avenue of the Americas	:
New York, New York 10104	:
	:
ALPS DISTRIBUTORS, INC.	:
1290 Broadway, Suite 1100	:
Denver, Colorado 80203	:
	:
ALLIANCEBERNSTEIN INVESTMENTS, INC.	:
1345 Avenue of the Americas	:
New York, New York 10105	:
	:
(812-14734)	:
	:

ORDER PURSUANT TO SECTION 11 OF THE INVESTMENT COMPANY ACT OF 1940
APPROVING THE TERMS OF AN OFFER OF EXCHANGE

AXA Equitable Life Insurance Company; Separate Account A of AXA Equitable Life Insurance
Company; AXA Advisors, LLC; AXA Distributors, LLC; ALPS Distributors, Inc.; and
AllianceBernstein Investments, Inc. filed an application on January 10, 2017, and amendments to
the application on June 23, 2017; November 21, 2017; and April 10, 2018, for an order under
Section 11 of the Investment Company Act of 1940 (the "Act") approving the terms of certain
offers of exchange between certain separate accounts supporting variable annuity contracts and
certain registered open-end management investment companies.

On June 19, 2018 a notice of the filing of the application was issued (Investment Company Act
Release No. 33126). The notice gave interested persons an opportunity to request a hearing and
stated that an order granting the application would be issued unless a hearing should be ordered.
No request for a hearing has been received, and the Commission has not ordered a hearing.

The matter has been considered, and it is found that approval of the certain offers of exchange between certain separate accounts supporting variable annuity contracts and certain registered open-end management investment companies is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, pursuant to Section 11 of the Act, that the proposed exchange offer of AXA Equitable Life Insurance Company et al. (File No. 812-14734), be, and hereby is, approved, effective forthwith, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Eduardo A. Aleman
Assistant Secretary